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                              January 24, 2022

       Shaosen Cheng
       Chief Executive Officer
       Golden Path Acquisition Corp
       100 Park Avenue
       New York, NY 10017

                                                        Re: Golden Path
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 30,
2021
                                                            File No. 333-259896

       Dear Mr. Cheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus, page 10

   1. We note your response to prior comment 7 regarding how cash is transferred from MC's entities and how no PRC
or Hong Kong derived cash has been transferred to foreign
                                                        entities. Describe any
restrictions on foreign exchange and your ability to transfer cash between entities,
across borders, and to U.S. investors. Describe any restrictions and limitations on your
ability to distribute earnings from your businesses to the parent company and U.S.
investors. Further, please explain how the SPAC's trust funds and investment funds will
be used by your PRC-based operating subsidiaries and discuss any restrictions or
limitations on the holding company   s ability to transfer funds into the PRC.
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
             Acquisition CorpCheng
Comapany
January 24,NameGolden
            2022         Path Acquisition Corp
January
Page 2 24, 2022 Page 2
FirstName LastName

2. We note your response to prior comment 1. Please expand your disclosure accompanying your pre- and post-reorganization diagrams on page 12 to make clear that you do not operate through any VIE structure because you are permitted under current PRC law to employ direct equity ownership of all your operating subsidiaries in the PRC. If your conclusion is not free from doubt (we note that you contemplated using VIEs as part of your merger agreement), please make this clear and include a new risk factor highlighting that your decision not to employ VIE structures for your PRC operating subsidiaries could be in error, and what the consequences would be to investors if your direct equity ownership is challenged by the PRC authorities.
3. We note your disclosure about the Holding Foreign Companies Accountable Act and MC
         Hologram   s New York City-based audit firm, Friedman LLP, is subject to PCAOB
         inspections and not subject to the determinations announced by the PCAOB on December
         16, 2021. Please clarify whether the PCAOB has the right and access to inspect the audit
         workpapers of the MC Hologram   s Chinese subsidiaries or any
Chinese-based subsidiary
         post-business combination, and if not, what are the implications to the company.
4. Please revise the introductory paragraphs to include a discussion of MC's September 10,
         2021 reorganization of entities under common control to add context to the pre-
         organization and post-organization charts.
MC Hologram, page 11

5. We note your response to prior comment 10 regarding your ADAS and how it relates to the autonomous driving industry. Please provide a more descriptive or illustrative example of how your ADAS technology is currently used within the automotive industry in standard vehicles, such as parking assistance or accident warning systems. Further, please clarify the meaning of your statement: "MC does not engage directly in the autonomous driving business ...."
If MC or New Golden Path fails to implement and maintain an effective system of internal controls..., page 59

6. We note your revised disclosures in response to prior comment 18 where you indicate that
         Golden Path concluded its disclosure controls and procedures were not effective as of
         September 30, 2021, and as a remedial measure revised their June 24, 2021 balance sheet to reclassify public warrants. Please explain further how the correction of this error remediated the weaknesses or deficiencies in your controls and procedures. Alternatively, provide a separate discussion of any material weaknesses or significant deficiencies in
         Golden Path's controls that resulted in the restatement related to accounting for public warrants. Similarly, address any control deficiencies related to the error in the classification of redeemable stock outside of permanent equity. Similarly, revise your
         Controls and Procedures disclosures on page 169 and explain your reference to the
         "balance as of September 24, 2021."
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
             Acquisition CorpCheng
Comapany
January 24,NameGolden
            2022         Path Acquisition Corp
January
Page 3 24, 2022 Page 3
FirstName LastName
Non-competition and Non-solicitation Agreements, page 77

7. We note your response to prior comment 19 regarding your non-competition and non-
         solicitation agreement with Best Road Holdings Limited. Please file this agreement and clarify whether the agreement applies solely to Best Road Holdings Limited or if it applies more broadly to its sole member, Ms. Wei Peng, and her affiliates. Further, please provide more detail of the scope of the business operations and activities the agreement encompasses.
Management's Discussion and Analysis of Financial Condition and Results of Operations of MC
Specific Factors Affecting MC's Results of Operations, page 131

8. We note your revised disclosures provided in response to prior comment 27 and have the following additional comments:
             Revise to disclose how you define a customer and specifically address the fact that your customer count is for the period ended rather than at each balance sheet date.
             Revise to present all metrics for each of the annual and interim periods included in the filing.
             Revise to discuss any significant fluctuations in your metrics. For example, explain the decrease in customers from 77 for the period ended December 31, 2019 to 43 for the period ended September 30, 2020 and then the increase to 131 for the period ended December 31, 2020. Similarly, explain the increase in the retention rate from
              21% for the year ended December 31, 2020 to 48% for the nine months ended
              September 30, 2021.
             Provide a quantified discussion of any impact the Shenzhen Bowei and Shenzhen
              Tianyuemeng acquisitions had on your metrics.
             Revise to disclose the percentage of total revenue attributed to your high paying and top 10 customers to add context to such measure.
         Refer to SEC Release No. 33-10751.
COVID-19 Pandemic, page 133

9. We note your revised disclosures in response to prior comment 24. Please revise to quantify, if possible, how the shortage of chips products and the increased prices have impacted your historical operations. Also, to the extent you expect these trends to continue beyond fiscal 2020, include a discussion of any material effects such trends may have on your future results of operations.
Results of Operations
Nine Months Ended September 30, 2020, Compared to the Nine Months Ended September 30,
2021, page 135

10. We note your revised disclosures in response to prior comment 28 where you attribute the increase in segment revenue to the Shenzhen Tianyeumeng and Shenzhen Bowei acquisitions. However, you also refer to the increase in revenue due to the incorporation
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
             Acquisition CorpCheng
Comapany
January 24,NameGolden
            2022         Path Acquisition Corp
January
Page 4 24, 2022 Page 4
FirstName LastName
         of Horgos Bowei, Horgos Tianyuemeng and Horgos Youshi. Please tell us the
         relationship, if any, between these recently incorporated entities and the businesses acquired. Also, revise to clarify how the incorporation of an entity impacted your revenue. To the extent you launched new product or services as a result of such incorporation, revise to discuss the impact from such changes on your revenue growth.
11. Please revise to clarify how the diversification of the Shenzhen Mengyun and Shanghai
         Mengyun   s business lines and the commerce of operation of Mcloudvr
HK impacted your
         revenue and profit margins.
Year Ended December 31, 2019 compared to Year Ended December 31, 2020, page 137

12. Please revise to provide a quantified discussion regarding the impact of the Shenzhen
         Bowei and Shenzhen Tianyuegmeng acquisitions on your revenue growth in fiscal 2020 along with a quantified discussion of any other factors that impacted such revenue growth.
Liquidity and Capital Resources, page 140

13. We note your revised disclosures in response to prior comment 25. As previously requested, please revise to also discuss any limitations on the holding company's ability to transfer any funds received in the merger into the PRC. Also, you refer to a U.S.
         dollar translation of $7.6 million, which does not agree to the $6.8 million disclosed in the corresponding table. Please revise.
14. Your revised disclosures in response to prior comment 26 indicate that accounts receivable increased in the nine months ended September 30, 2021. However, we note from disclosure on page F-42 that accounts receivable decreased during the period. Please revise.
Unaudited Pro Forma Combined Financial Information, page 171

15. Please revise to include Golden Path's acquisition of both Shenzhen Tianyuemeng
         Technology Co., Ltd. and Shenzhen Bowei Vision Technology Co., Ltd. in your unaudited pro forma condensed statement of operations for the year ended December 31,
         2020. Refer to Rule 11-01(a) of Regulation S-X.
16. We note your revisions in response to comment 31. We further note that adjustment (3) to your pro forma balance sheet includes $0.9 million of estimated legal, financial advisory and other professional fees related to the business combination that do not appear to be reflected in the historical financial statements for either entity. Please revise to reflect any unrecorded transaction costs that will be expensed as part of the merger in the pro forma statement of operations assuming such adjustment was made as of the beginning of the fiscal year presented. To the extent these costs will not recur in the income of the combined entity beyond 12 months after the merger, revise to indicate as such in the pro forma notes. Refer to Article 11-02(b)(6)(B) and 11-02(b)(11)(i) of Regulation S-X. Also,
         explain why the $0.3 million of costs related to Golden Path were adjusted through
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
             Acquisition CorpCheng
Comapany
January 24,NameGolden
            2022         Path Acquisition Corp
January
Page 5 24, 2022 Page 5
FirstName LastName
         additional paid-in-capital or revise as necessary.
Security Ownership of Certain Beneficial Owners and Management Prior to the Business
Combination, page 190

17. Please provide natural person(s) disclosure of the individual(s) that hold voting and/or investment power over the shares beneficially owned by Innovation Spark Technology
         Limited, Lucky Monkey Holding Limited, Sensegain Prosperity Holding Limited, Super
         Plus Holding Limited, Tiger Initiative Investment Ltd., and Wu Yue Investment Ltd.
Regulations Applicable to MC, page 194

18. Please incorporate your response to prior comment 37 in your registration statement to clarify that your subsidiaries Horgos Tianyuemeng and Shenzhen Tinanyeumeng do not
         offer advertising services, only software and technology solutions to the advertising industry, and explain why such activities do not implicate regulation under laws for
         VATS.
MC Hologram, Inc. and Subsidiaries
Note 1. Nature of Business and Organization, page F-80

19. We note your response to prior comment 41. Please tell us whether Beijing Xihui Cloud
         Technology is part of your current organization structure, and if so, how it is reflected in your organization chart. If not, describe for us Beijing Xihui operations and explain how you determined that such operations, if any, are no longer relevant to your business.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-87

20. Please describe the types of product that you sell as distributor and whether they are
         integrated with any of MC   s products or services. Also, revise the
Business of MC
         disclosure to include a discussion of these product sales and the related vendor arrangements.
21. We note your response to prior comment 46. Please explain how you have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the inventory. For example, tell us whether you have the ability to prevent the vendor from transferring the product to the customer or to redirect the product to a different customer.
         Refer to ASC 606-10-25-25.
22.      Please also address the following with regard to your response to comment 46:
             Tell us whether inventory is ordered only after you have a signed order from your customer or explain at what point in the contract process inventory is ordered from the vendor.
             Clarify how and when you inspect the products considering inventory is drop shipped from the vendor.
 Shaosen Cheng
Golden Path Acquisition Corp
January 24, 2022
Page 6
                Tell us for what period of time you    own    the product. To
the extent you take title
              before shipment begins, tell us the typical number of days between these events.
                Explain further your    responsibility for the acceptability
of the products meeting
              your customer   s specifications, what this entails, and how it
supports that you are
              primarily responsible for fulling the promising to provide the product.
                Tell us whether the terms of your vendor arrangements place any restrictions on your ability to accept returns or resell the products to another customer.
Note 13. Loan payable-non current, page F-101

23. We note your response to prior comment 48. Please clarify whether the lender, MIDI
         CAPITAL MARKETS, LLC, is a related party to MC or Golden Path or any of their officers, directors or significant shareholders. Tell us how intend to repay this loan and the impact, if any, of the pending merger on such repayment. Also, revise your liquidity disclosures to include a discussion of your intent to repay this debt in the short term.
         Lastly, explain further how your intent to repay the loan prior to its stated maturity date precludes you from applying the guidance in ASC 835-30-25.
Shenzhen Tianyuemeng Technology Co., Ltd.
Balance Sheets, page F-112

24. Please address the following as it relates to the financial statements of Shenzhen
         Tianyuemeng Technology Co and Shenzhen Bowei Vision Technology Co.,
Ltd.:
             Revise the statements of changes in stockholders' equity, in both the annual and interim financial statements, to present amounts in RMB consistent with the other financial statements provided.
             Explain why the merger dates, as disclosed in the subsequent events footnotes for each of these entities, differs from the dates disclosed in MC Hologram's financial statements.
             Revise to label the interim financial statements and the notes thereto as unaudited.
Item 21. Exhibits and Financial Statement Schedules, page II-1

25.    Please revise to include Exhibit 21 with your next amendment. Refer to
Item
       601(b)(21) of Regulation S-K.
FirstName LastNameShaosen Cheng
26. Please revise to provide the consents of Shandong Haoxin Certified Public Accountants
Comapany
       Co., NameGolden    Pathof
            Ltd. for inclusion Acquisition
                                 their auditCorp
                                             reports on the financial
statements of Shenzhen
JanuaryTianyuemeng
        24, 2022 PageTechnology
                        6          Co., Ltd. and Shenzhen Bowei Vision
Technology Co., Ltd.
FirstName LastName
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
             Acquisition CorpCheng
Comapany
January 24,NameGolden
            2022         Path Acquisition Corp
January
Page 7 24, 2022 Page 7
FirstName LastName
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin, Kim, Staff Attorney, at
(202) 551-3297 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Brian C. Daughney, Esq.